CONSENT OF QUALIFIED PERSON

TO: **Vizsla Resources Corp.**

AND TO: TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Stewart Harris, B.Sc., P.Geo., am the author of the technical report entitled "Technical Report on the Panuco Silver-Gold Project, Concordia, Sinaloa, Mexico" dated effective May 20, 2020 (the "Technical Report") and hereby consent to the public filing of the Technical Report by Vizsla Resources Corp.

DATED: MAY 20, 2020

"*Stewart Harris*"

Stewart Harris, B.Sc., P.Geo.

Harris Geological Services SH 5/20/20

PROFESSIONAL PROVINCE OF S. HARRIS BRITISH COLUMBIA GEOSCIENTIST